UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 26, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sunrun, Inc.

File No. 1-37511 – CF# 34177

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Sunrun, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 11, 2016.

Based on representations by Sunrun, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through	August 14, 2018
Exhibit 10.2	through	August 14, 2018
Exhibit 10.3	through	March 31, 2021
Exhibit 10.4	through	March 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary